UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

15 January 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

15 January 2025

BHP and Lundin Mining complete the acquisition of Filo Corp. and the formation of a 50/50 joint venture to progress the Filo del Sol and Josemaria copper projects

Further to BHP’s announcement on 30 July 2024, BHP Investments Canada Inc. (BHP Canada) and Lundin Mining Corporation (Lundin Mining) have completed the acquisition of Filo Corp., a Toronto Stock Exchange listed company (the Filo Acquisition). Filo Corp. owns 100% of the Filo del Sol (FDS) copper project.

BHP Canada and Lundin Mining have also formed the Canadian-incorporated joint venture company, Vicuña Corp. (the Joint Venture) to hold the FDS copper project and the Josemaria copper project located in the Vicuña district of Argentina and Chile (together with the Filo Acquisition, the Transaction). BHP Canada and Lundin Mining each own 50% of the Joint Venture.

Prior to completion, Lundin Mining owned 100% of the Josemaria project. At completion, BHP Canada acquired a 50% interest in the Josemaria copper project from Lundin Mining. BHP Canada and Lundin Mining then contributed their respective 50% interests in Filo Corp. and the Josemaria project into the Joint Venture.

BHP’s total cash payment for the Transaction was US$2.0 billion.

Mike Henry, Chief Executive Officer of BHP said:

“BHP is pleased to be partnering with Lundin Mining in the Vicuña Joint Venture, an exciting new copper growth opportunity for both companies. Leveraging the complementary capabilities of Lundin Mining and BHP, the development of Vicuña’s projects aims to deliver substantial value to shareholders, as well as to other stakeholders. The projects will be developed and will operate in line with international industry standards.

BHP is one of the world’s leading producers of copper, a metal essential to global economic growth, the energy transition and to the rapidly growing demand for data centres to support the harnessing of artificial intelligence.”

Details of the Transaction

The Filo Acquisition was approved by Filo Corp shareholders on 26 September 2024 and the final court order for the plan of arrangement has been obtained.

The total consideration for the Filo Acquisition was C$4.0 billion excluding the Filo shares already held by Lundin Mining and BHP respectively. BHP Canada’s share of the consideration for the Filo Acquisition was C$2.0 billion (US$1.4 billion) in cash at C$33.00 per Filo Corp. share. Lundin Mining’s share of the consideration for the Filo Acquisition was C$877.8 million in cash and 94.1 million Lundin Mining shares.

BHP Canada paid Lundin Mining US$690 million cash consideration for a 50% interest in the Josemaria project.

The Joint Venture is governed by a joint venture shareholder agreement which is between BHP Canada, a wholly-owned subsidiary of Lundin Mining, and Vicuña Corp. Vicuña Corp. will be the operator (acting independently from BHP Canada and Lundin Mining) and will be responsible for the management of the projects. BHP Canada and Lundin Mining will have equal voting rights on the Board of the Joint Venture and as shareholders of the Joint Venture.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Josie Brophy	John-Paul Santamaria
+61 417 622 839	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Gabrielle Notley	James Bell
+61 411 071 715	+44 7961 636 432

North America	Americas
Megan Hjulfors	Monica Nettleton
+1 403 605 2314	+1 416 518-6293

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: January 15, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary